Exhibit 99.1

News Release

Stantec Completes Acquisition of Inventrix and finalizes the Divestiture of Innovyze
Firm acquires Washington-based mechanical engineering firm and completes divestiture of smart water infrastructure modeling and simulation software company

EDMONTON, AB; NEW YORK, NY (May 5, 2017) TSX, NYSE: STN
Global design firm Stantec is pleased to announce that it has completed the acquisition of Inventrix, a 22-person mechanical engineering firm based in Seattle, Washington.

Inventrix delivers modern, intelligent buildings that leverage the latest advancements in systems technology. Inventrix building types include data centers, laboratories, healthcare, justice, high-rise, and performance-based projects.
"Inventrix's portfolio complements Stantec's Pacific Northwest electrical engineering and specialty design expertise," said Bob Gomes, Stantec president and chief executive officer. "Inventrix is a diversified practice that will enhance and support our buildings engineering practice in the Pacific Northwest, and beyond."
With a focus on technical excellence, critical environments, high performance buildings, and client partnerships, Inventrix's mechanical and plumbing design experience is reflected in several complex building projects in the Pacific Northwest.
In addition, Stantec is pleased to announce the completion of the divestiture of its software business, Innovyze to the EQT Mid Market US fund, part of the international alternative investments firm EQT.
About Stantec
We're active members of the communities we serve. That's why at Stantec, we always design with community in mind.
The Stantec community unites approximately 22,000 employees working in over 400 locations across 6 continents. Our work-engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics, from initial project concept and planning through to design, construction, commissioning, maintenance, decommissioning, and remediation-begins at the intersection of community, creativity, and client relationships. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.
Stantec Media Contact Danny Craig Director, Public Relations Ph: (949) 923-6085 danny.craig@stantec.com	Stantec Investor Contact Sonia Kirby Director, Investor Relations Ph: (780) 616-2785 sonia.kirby@stantec.com

Design with community in mind